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                             September 25, 2023

       Jing-Bin Chiang
       Chief Executive Officer
       J-Star Holding Co., Ltd.
       7/F-1, No. 633, Sec. 2, Taiwan Blvd.
       Xitun District, Taichung City 407
       Taiwan (R.O.C.)

                                                        Re: J-Star Holding Co.,
Ltd.
                                                            Amendment No. 14 to
Registration Statement on Form F-1
                                                            Filed September 19,
2023
                                                            File No. 333-263755

       Dear Jing-Bin Chiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 14 to Registration Statement on Form F-1 filed September 19, 2023

       General

   1. You indicate on page 7 that you are not required to obtain approval or clearance from the
                                                        CSRC "According to the
legal opinions issued by [y]our PRC counsel, L&L-Leaven,
                                                        Attorneys-at-Law."
Please revise your disclosure to clarify whether you are relying on an opinion of counsel in
determining that you are not required to obtain approval or clearance from the CSRC. Please
make similar revisions elsewhere that you discuss approval by the
                                                        CSRC, such as your risk
factors and cover page.

              You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel,
       Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial
 Jing-Bin Chiang
J-Star Holding Co., Ltd.
September 25, 2023
Page 2

statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJing-Bin Chiang
                                                           Division of
Corporation Finance
Comapany NameJ-Star Holding Co., Ltd.
                                                           Office of
Manufacturing
September 25, 2023 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName